TOMI Environmental Solutions, Inc.

8430 Spires Way, Suite N

Frederick, Maryland 21701

January 5, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attention:  Benjamin Ritchie

        Re:    TOMI Environmental Solutions, Inc.

                  Registration Statement on Form S-3

                  File No. 333-276276

                  Acceleration Request

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, TOMI Environmental Solutions, Inc., a Florida corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on January 9, 2024 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Morgan, Lewis & Bockius LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

        The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, Morgan, Lewis & Bockius LLP, by calling Mr. Albert Lung at (650) 843-7263.

Very Truly Yours,

TOMI ENVIRONMENTAL SOLUTIONS, INC.

By: /s/ Halden S. Shane
Name: Halden S. Shane
Title: Chief Executive Officer

cc:  Albert Lung, Morgan, Lewis & Bockius LLP